Exhibit 99.1

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	18 February 2010

SIMS METAL MANAGEMENT ANNOUNCES
FISCAL 2010 HALF YEAR RESULTS

Highlights (Unaudited and in Australian Dollars)
•	Sales revenue of $3.4 billion
•	EBITDA of $136.0 million
•	EBIT of $62.1 million
•	Net income of $39.9 million
•	Diluted earnings per share of 21.2 cents
•	No borrowings under lines of credit and a cash position of $225 million as of 31 December 2009
•	Interim dividend per share of 10 cents (100 percent franked)

Financial Results for the Half Year Ended 31 December 2009
Sims Metal Management today announced revenue of $3.4 billion and a net profit after tax of $39.9 million for the half year ended 31 December 2009. Sales revenue decreased 39 percent on the prior corresponding period primarily due to lower average selling prices and shipments.  Diluted earnings per share was 21.2 cents.  EBITDA (earnings before interest, tax, depreciation and amortisation) of $136.0 million was down 46 percent on the prior corresponding period due to lower sales, primarily attributed to reduced ferrous sales and tighter ferrous margins.

During the first half of fiscal 2010 the Company’s scrap intake and shipments each were 6.6 million tonnes.  In the first half of fiscal 2010 scrap intake increased 1 percent while shipments declined 7 percent when compared to the prior corresponding period.  Intake and shipments in the second quarter of fiscal 2010 were down 16 percent to 3.0 million tonnes and down 7 percent to 3.1 million tonnes, respectively, as compared to the first quarter of fiscal 2010.

Group Chief Executive Officer Daniel W. Dienst stated, “Our results for the first half of fiscal 2010 reflect the lingering effects of the global financial crisis.  Diminished consumer spending and manufacturing activity, principally in North America and the United Kingdom, constrained scrap flows.  Margins on ferrous metals were tighter attributable to intense competition for raw materials.  The constrained scrap flow has resulted in reduced non-ferrous by-product from our shredders, the sale of which is historically a significant contributor to earnings.  Despite these challenges, in the first half of our fiscal year we achieved significant improvements in the results of our traditional retail non-ferrous business and Sims Recycling Solutions (SRS) generated more than $307 million in sales and a strong EBIT (earnings before interest and tax) contribution.”

Mr. Dienst continued, “In the first half of fiscal 2010 we executed on a capital raising strategy to ensure that Sims Metal Management has the financial flexibility to continue on its aggressive technology capital investment strategy and remains poised to capitalise on external growth opportunities as and when such opportunities arise.  We have enhanced, and will continue to enhance, our competitive position and are strategically well-positioned as economies around the world heal and exhibit sustainable growth characteristics.”

Mr. Dienst said, “Apart from an impeccable balance sheet and a global leadership position for collecting, processing, and trading recycled commodities, our most significant competitive asset remains our talented and dedicated 5,500 employees who work safely every day at our 230 locations around the world.”

North America
Sales revenue was down 47 percent on the prior corresponding period, attributable to declines in ferrous trading and ferrous brokerage, to $2.2 billion.  On a U.S. dollar equivalent basis, sales revenue was US$1.9 billion, down 41 percent, on the prior corresponding period.  EBIT was $28.0 million in the first half of fiscal 2010.  Scrap intake in the first half of fiscal 2010 was 5.0 million tonnes, roughly in line with the prior corresponding period.

North American controllable expenses in U.S. dollars, and proforma for acquisitions, were reduced by approximately 25 percent in the first half of fiscal 2010, as compared to the prior corresponding period.  As in fiscal 2009, maintaining financial discipline and controlling expenses remains a priority.

Mr. Dienst said, “In North America we continued to encounter headwinds principally in the ferrous markets, which resulted in relatively weak scrap intake and tight spreads.  Scrap intake in North America declined 18 percent sequentially to 2.3 million tonnes in the second fiscal quarter.  In North America our export businesses in the Eastern and Northwestern markets performed well. Our businesses in the Southwestern and Southern markets produced disappointing results due to weak intake.  Softer demand meant our bulk stainless and nickel alloy businesses struggled in the second fiscal quarter.”

Australasia
Sales revenue for the region was down 13 percent on the prior corresponding period, due to declines in ferrous trading, to $597.8 million.  EBIT was $12.3 million in the first half of fiscal 2010.   Scrap intake in the first half of fiscal 2010 was 851,000 tonnes, an increase of 7 percent as compared to the prior corresponding period.  Controllable expenses were reduced by 16 percent in the first half of fiscal 2010 as compared to the prior corresponding period.

Mr. Dienst stated, “Our Australasian business performed well and delivered solid results primarily attributable to strength in its non-ferrous business.  Scrap intake decreased sequentially by 6 percent to 411,000 tonnes in the second fiscal quarter.  Our Australian division has been profitable throughout the global economic downturn and has maintained its position as a true market leader.  We will continue to focus on generating high returns on capital while defending and enhancing our enviable position in this important market.”

Europe
Sales revenue was down 16 percent on the prior corresponding period, due to declines in ferrous trading, to $554.5 million.  EBIT was $21.8 million in the first half of fiscal 2010.  Scrap intake in the first half of fiscal 2010, was 714,000 tonnes, an increase of 8 percent, as compared to the prior corresponding period with growth most evident in non-ferrous trading.  Controllable expenses were reduced by 3 percent in local currencies in the first half of fiscal 2010, as compared to the prior corresponding period.

Mr. Dienst said, “Our European business has done well in stabilising its business in a tough operating environment as scrap intake decreased sequentially by 15 percent to 328,000 tonnes in the second fiscal quarter.  SRS and our non-ferrous business contributed strongly to the region’s return to profitability.”

Markets & Outlook
Ferrous markets were volatile in the first half of fiscal 2010, though they have strengthened since December primarily due to improved demand from developing countries.  Though also volatile, non-ferrous markets have remained liquid with relatively firm demand.  Scrap intake may continue to be challenged in developed, mature economies of the world such as North America and the United Kingdom primarily due to lingering effects of the global credit crisis and recession.  A recovery in scrap flows is subject to a sustainable economic recovery in these regions evidenced by increased consumer spending, business investment and greater employment.  Due to a lack of clarity regarding future economic conditions that could affect scrap flows, Sims Metal Management is unable to provide a more specific outlook at this time.

Mr. Dienst concluded, “We are encouraged by the potential for improved economic growth ahead, by recent positive trends in the ferrous marketplace and continued good trading conditions for non-ferrous metals.  We remain aggressive in protecting and expanding our competitive position in markets in which we procure our raw materials.  We continue apace with our investments in cutting edge recycling technology to maximise shareholder returns through the economic cycles.”

Capitalisation, Capital Raising & Share Purchase Plan
As of 31 December 2009, the Company had no borrowings under its lines of credit and a cash position of $225 million.  In late November, the Company conducted an institutional share placement that consisted of an underwritten $400 million placement offered to institutional investors in select jurisdictions.  Additionally, the Company offered and successfully completed a retail Share Purchase Plan.  Applications for approximately $41 million worth of new shares in the Company were received from eligible shareholders.  In connection with these offerings the Company issued approximately 21 million new shares. Sims Metal Management had 203.5 million shares outstanding at 31 December 2009.

Interim Dividend
The Company’s Board of Directors has determined that an interim dividend of 10 cents per share (100 percent franked) will be paid on 9 April 2010 to shareholders on the Company’s register at the record date of 19 March 2010.  The dividend represents a payout ratio of 51 percent of net income.

The Company’s Dividend Reinvestment Plan (‘DRP’) will apply to the interim dividend. All eligible shareholders who are registered as holding shares in the Company at the record date and who have provided the Company with the requisite Notice of Election form prior to that date will be eligible to participate.  Shares will be issued at a 2.5 percent discount to the Company’s volume weighted average market price over a period of 5 trading days commencing on the trading day after the record date.  The dividend is payable in cash or additional shares (pursuant to the DRP), at the election of eligible shareholders.

Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 12 November 2009.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 230 facilities and 5,500 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 90 per cent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in fiscal 2009. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).

For further information contact

Dan Dienst		Rob Larry
Group Chief Executive Officer	or	Group Chief Financial Officer
Tel: +1 212 500 7410		Tel: +1 312 644 8205

FINANCIAL OVERVIEW HY10 VERSUS HY09
	HY10	HY09	Change (%)
Sales Revenue ($m)	3,388.9	5,575.8	(39)
EBITDA ($m)	136.0	254.1	(46)
EBIT ($m)	62.1	(0.7)	NMF
NPAT ($m)	39.9	(79.4)	150
Diluted EPS (cents)	21.2	(43.7)	149
Operating Cash Flow	61.8	541.6	(89)
Capital Expenditure ($m)	49.8	113.9	(56)
Net Debt (Net Cash) ($m)	(224.0)	53.6	NMF
Net Debt / Total Capital[1] (%)	NMF	1.6%	NMF
Sales Tonnes (‘000)	6,568.0	7,088.3	(7)
Interim Dividend (cents per share)	10.0	28.0	(64)
Dividend Franked %	100.0	100.0	0

EBIT BY REGION (HY09 is presented before non-cash goodwill impairment charges in North America)
$m	HY10	HY09	Change (%)
Australasia	12.3	27.3	(55)
North America	28.0	186.5	(85)
Europe	21.8	(41.5)	153
EBIT (pre non-cash goodwill impairment charges in HY09)	62.1	172.3	(64)

EBIT BY PRODUCT GROUP (HY09 is presented before non-cash goodwill impairment charges)
$m	HY10	HY09	Change (%)
Ferrous Trading (incl. NFSR)	44.0	231.7	(81)
Ferrous Brokerage	8.8	27.6	(68)
Non-Ferrous Trading	42.6	(40.0)	207
Non-Ferrous Brokerage	3.0	6.6	(55)
Manufacturing / JVs	10.2	68.2	(85)
Recycling Solutions	31.4	(9.9)	418
Group & Regional Corporate Costs	(60.3)	(87.5)	31
Amortisation of Intangibles	(17.6)	(24.4)	27
EBIT (pre non-cash goodwill impairment charges in HY09)	62.1	172.3	(64)

[1] Total Capital is defined as net debt plus equity at book value.
NMF indicates Not Meaningful